UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42263

iTonic Holdings Ltd

Room 306, NET Building

Hong Jun Ying South Road, Chaoyang District

Beijing, China

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Completion of Private Placement

As previously disclosed in the Company’s Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2026, iTonic Holdings Ltd (the “Company”) entered into a private placement subscription agreement (the “Prior Subscription Agreement”) with certain investors for a private placement offering of 100,000,000 Class A ordinary shares of par value US$0.0001 per share (the “Class A Ordinary Shares”) at a subscription price of US$0.20 per share for aggregate gross proceeds of approximately US$20,000,000 (the “March 2026 Private Placement”). On April 15, 2026, the Company and each of the investors mutually agreed to terminate the Prior Subscription Agreement.

On April 16, 2026, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors for a private placement offering (the “April 2026 Private Placement”) of 100,000,000 Class A Ordinary Shares at the subscription price of US$0.20 per Class A Ordinary Share, for aggregate gross proceeds to the Company of approximately US$20,000,000.

The April 2026 Private Placement closed on April 16, 2026. In connection with the closing, the Company issued an aggregate of 100,000,000 Class A Ordinary Shares to the investors. The Class A Ordinary Shares issued in the April 2026 Private Placement are subject to a six-month lock-up period from the date of issuance.

The foregoing description of the Subscription Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Subscription Agreement which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-286673) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2025, and (ii) the Company’s registration statement on Form F-3 (File No. 333-293241) filed with the SEC on February 6, 2026 and declared effective by the SEC on February 23, 2206.

Exhibits

Exhibit No.	Description
10.1	Form of Private Placement Subscription Agreement dated April 16, 2026 between iTonic Holdings Ltd and Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iTonic Holdings Ltd

Date: May 13, 2026	By:	/s/ Jianfei Zhang
	Name:	Jianfei Zhang
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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